January 21, 2020

Alison White

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Ms. White:

On November 29, 2019, Advisers Investment Trust (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 80 (the “Amendment”) to the Trust’s Registration Statement under the Securities Act of 1933 (the “1933 Act”). The Amendment was filed pursuant to Rule 485(a)(1) under the 1933 Act to update the principal investment strategy of the River Canyon Total Return Bond Fund (the “Fund”). On January 6, 2020, you provided oral comments. The following is a summary of our understanding of your comments and responses from the Trust.

General

1.

Comment: The Staff notes the Fund invests in CLOs, and intends to invest in CDOs, CBOs, CMOs, and Rule 144A securities. Given the liquidity profile of these investments, please explain why the Fund believes that its investment strategy is appropriate for the open-end structure. Your response should include general market data on the types of investments and the information concerning the relevant factors referenced in the release adopting Rule 22e-4. See IC 32315 at pages 154-155.

Response: The Registrant notes that the Fund has been operational since December 2014. From its inception, the Fund has operated as an open-end fund and has not experienced liquidity issues. The Registrant further notes that investments in structured products, such as CLOs, CDOs, CBOs, CMOs, and Rule 144A securities should not be presumed illiquid. Current market data published by SIFMA indicates that the securitized market is over $13 trillion, and in 2019 the average monthly trading volume of Rule 144A securities was $7.5 billion. The structured products in which the Fund invests are actively traded in these secondary markets.

The Fund’s adviser performs a liquidity assessment on each structured product security prior to and at the time of investment. These structured product securities typically trade at tight bid/ask spreads, which are supported by quotes from multiple pricing sources. The Registrant has also adopted a Liquidity Risk Management Program (the “Liquidity Program”) pursuant to the requirements of Rule 22e-4 under the Investment Company Act of 1940 (the “1940 Act”). All securities in which the Fund invests, including all structured products, are subject to the oversight and policies of the Liquidity Program. The Fund has been and remains committed to maintaining a strong compliance culture, including with respect to liquidity, and does not believe that its investment strategy is in any way inconsistent with an open-end fund structure.

January 21, 2020

2.

Comment: In its review of the Fund’s Statement of Additional Information (“SAI”), the Staff noted that the Fund disclosed that, as part of a fundamental policy, the Fund would invest no more than 25% of its total assets in a particular industry or group of industries. The Staff further noted that the Fund also disclosed its position that “mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries” and therefore the 25% concentration restriction noted above does not apply to such securities.

The Staff believes that the Fund’s position as currently worded conflicts with Section 8(b)(1)(E) of the 1940 Act” by allowing the Fund to reserve freedom of action to concentrate. The Staff does not believe that it is consistent with Section 13(a) of the 1940 Act to categorically exclude asset-backed securities (“ABS”) from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. The Staff takes the position that every investment other than investments in government securities, domestic bank deposit instruments, or tax-exempt securities issued by governments, or their political subdivisions (excluding private activity municipal debt securities) is an investment in some industry or group of industries. Accordingly, the Fund must determine which industry classification or classifications reasonably apply with respect to each ABS issuance for concentration purposes. Toward this end, the Fund could consider the nature of an ABS’ underlying receivables (for example, auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the Fund’s concentration policy. A fund could also reasonably choose to classify its non-mortgage related ABS investments in a single industry for concentration purposes. Please revise this description in the SAI to conform to this position and make any necessary conforming changes to the principal strategy section of the Fund’s prospectus.

Response: The Fund’s adviser views mortgage-backed securities (“MBS”) and other asset-backed securities (“ABS”) as broad asset classes representing a diverse and heterogeneous pool of borrowers, loan type and properties and continues to believe that MBS and ABS should not be classified as an “industry”. However, in light of the Staff’s comment, the Fund will, with respect to MBS, look through to the underlying residential mortgagee/borrower and classify the security according to geography (i.e., state, metropolitan area, or zip code), mortgage loan type and further sub-divide the securities according to their credit quality. With respect to ABS, the Fund will look through to the underlying pool of borrowers, and classify the securities based on traditional industry classifications.

January 21, 2020

The Registrant has revised the SAI disclosure quoted in Comment as follows:

In addition, the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries and therefore the 25% concentration restriction noted above does not apply to such securities. However, the Fund does look through each mortgage-backed and asset-backed security to examine the security’s underlying collateral to determine and monitor industry exposure.

Prospectus

Fee Table

3.	Comment: Please provide the Staff with a completed fee table and expense example for the Fund prior to the effective date of the Fund’s prospectus.

Response: Please see the completed fee table and expense example below:

Institutional Shares
Shareholder Fees
(Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of amount redeemed)	None
Redemption Fee (as a percentage of amount redeemed)	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.65%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.83%
Acquired Fund Fees and Expenses	0.05%
Total Annual Fund Operating Expenses	1.53%
Fee Waivers and Reimbursements1	(0.83)%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.70%

	1 year	3 years	5 years	10 years
Institutional Shares	$72	$402	$755	$1,753

4.

Comment: Footnote 1 - The recapture date contemplated in this footnote must be 3 years from the date of waiver/reimbursement, not the fiscal year. It is stated that way later in the prospectus. Please restate the footnote to reflect as much.

January 21, 2020

Response: Footnote 1 to the Fee Table has been revised as follows:

River Canyon Fund Management LLC (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividend expense on short positions, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.65% until January 28, 2021. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the ~~fiscal year in~~ date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividend expense on short positions, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the applicable expense limitation in effect at time of recoupment or that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

Principal Investment Strategy

5.

Comment: Please advise how the Fund will value derivatives for the purposes of its 80% policy. If the Fund currently holds or will hold a significant portion of “covenant lite” loans, please revise the principal risk disclosure to include the heightened risk associated with such loans.

Response: The Fund values derivatives based on exposure to the underlying reference assets, which are counted towards the Fund’s 80% policy. The Registrant notes that the Fund does not currently hold loans, covenant lite or otherwise, in its portfolio. The Fund does not anticipate investing a significant portion of its portfolio in loans. However, if the Fund decides to invest in covenant lite loans in the future, the Fund’s prospectus will be revised to add appropriate risk disclosure.

6.

Comment: Given that the Fund has significant holdings in CLOs, please disclosure the risks associated with these types of investments and any heighted risks associated with any lower tranches the fund may hold.

Response: The following risk disclosure has been added to the Fund’s principal investment risks:

CLO Risk. Collateralized loan obligations (“CLOs”) are securities backed by an underlying portfolio of debt and loan obligations, respectively. CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. The risks of investing in CLOs depends largely on the tranche invested in and the type of the underlying debts and loans in the tranche in which the Fund invests. Investments in subordinate tranches may carry greater risk. CLOs also carry risks including, but not limited to, interest rate risk and credit risk.

January 21, 2020

7.	Comment: The Staff notes that the term “duration” is defined in this section. In addition to this definition, please revise the existing disclosure to include a brief example of how duration works.

Response: The disclosure in question has been revised as follows:

In managing the Fund’s investments, under normal market conditions, the Adviser seeks to construct an investment portfolio with a weighted average effective duration of no more than eight years. Generally, the average portfolio duration of the Fund normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Bloomberg Barclays U.S. Aggregate Bond Index (formerly named the Barclays U.S. Aggregate Index), as calculated by the Adviser. Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. For example, if a fixed income security has a duration of five years, its price will rise about 5% if interest rates drop by 1%, and its price will fall by about 5% if its interest rates rise by 1%. Effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage pre-payment rates. The effective duration of the Fund’s investment portfolio may vary materially from its target, from time to time and under normal market conditions, and there is no assurance that the effective duration of the Fund’s investment portfolio will not exceed (plus or minus) its target.

January 21, 2020

Principal Investment Risks

8.

Comment: Please order the risks to prioritize the risks that are most likely to adversely affect NAV, yield, and total return. Please note that after listing the most significant risks, the remaining can be alphabetized. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response: The current order of the risks in the prospectus reflects the Registrant’s reasonable subjective determination of the importance of such risks. The Registrant notes that following from ADI 2019-08:

The staff recognizes that ordering risks based on importance requires subjective determinations. For example, funds may reasonably consider different factors in determining which risks are most important or weigh factors differently. The relative importance of a risk can change with market conditions or with changes to a fund’s investments. The staff believes that funds are best positioned to make these judgments of relative importance, and we would not generally expect to comment on a fund’s ordering of risks by importance.

The Registrant believes the risk disclosures are appropriately ordered and respectfully declines to make the requested change.

9.

Comment: Given the reference to sub-prime mortgages in the “Asset-Backed, Mortgage-Related, and Mortgage-Backed Securities Risk” in this section, please disclose in the Fund’s principal investment strategy that the Fund may hold sub-prime mortgages.

Response: The Registrant has revised the Fund’s principal investment strategy disclosure as follows:

Mortgage-backed securities include, among others, government mortgage pass-through securities, collateralized mortgage obligations, multiclass pass-through securities, private mortgage pass-through securities, sub-prime mortgage securities, stripped mortgage securities, interest-only (“IO”) and principal-only (“PO”) securities, and inverse floaters.

10.

Comment: With regard to Loan Risk, please disclose in the prospectus that it may take longer than seven days for transactions in leveraged loans to settle, which means it could take the Fund significant time to receive cash after selling an investment. Please also address how the Fund intends to meet short-term liquidity needs, which may arise as a result of this lengthy settlement period.

January 21, 2020

Response: With respect to short-term liquidity needs, the Registrant notes the following disclosure is contained in the Fund’s prospectus:

The Fund expects to pay redemptions from cash, cash equivalents, proceeds from the sale of Fund shares, any lines of credit, or the sale of portfolio securities. These redemption payment methods will be used in both regular and stressed market conditions.

The Registrant has revised the Loan Risk disclosure as follows:

Loan Risk. The Fund may invest in loans that are rated below investment grade or the unrated equivalent. Like other high yield corporate debt instruments, such loans are subject to increased risk of default in the payment of principal and interest as well as other risks described under “Interest Rate Risk,” “Credit Risk,” and “High Yield Risk”. If the Fund invests in leveraged loans, it may take the Fund longer than seven days to settle the leveraged loan transaction.

Statement of Additional Information

Portfolio Manager Compensation

11.

Comment: If any part of Mr. Jikovski’s compensation for his services to the Fund as portfolio manager are based on the performance of the Fund’s portfolio vs. a benchmark, please revise the disclosure to include all information required by Item 20(b) of Form N-1A.

Response: The Registrant represents that no part of Mr. Jikovski’s compensation is based on performance of the Fund’s portfolio versus a benchmark.

*     *     *     *     *

If you have any questions concerning this request please contact the undersigned at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	Barbara Nelligan
Toni Bugni
Rodney Ruehle